Exhibit 99.2

PENGROWTH ENERGY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

(Unaudited)

	Note	As at September 30, 2012	As at December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents		$–	$36,722
Accounts receivable		204,800	183,814
Fair value of risk management contracts	13	13,593	643
		218,393	221,179
Fair value of risk management contracts	13	2,704	–
Other assets		88,513	84,712
Property, plant and equipment	3	5,978,566	4,074,434
Exploration and evaluation assets	4	550,554	563,751
Goodwill		700,652	700,652
TOTAL ASSETS		$7,539,382	$5,644,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	6	$37,165	$–
Accounts payable		303,792	273,344
Dividends payable		20,286	25,220
Fair value of risk management contracts	13	5,384	39,753
Current portion of long term debt	6	49,140	–
Current portion of provisions	7	24,826	20,149
		440,593	358,466
Fair value of risk management contracts	13	25,637	26,487
Convertible debentures	5	237,305	–
Long term debt	6	1,424,931	1,007,686
Provisions	7	890,326	646,998
Deferred income taxes	8	301,343	257,838
		3,320,135	2,297,475
Shareholders’ Equity
Shareholders’ capital	9	4,608,509	3,525,222
Contributed surplus		21,490	17,697
Deficit		(410,752)	(195,666)
		4,219,247	3,347,253
Subsequent events	15
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$7,539,382	$5,644,728

See accompanying notes to the Condensed Consolidated Financial Statements.

PENGROWTH Third Quarter 2012 Financial Results	29

PENGROWTH ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Stated in thousands of dollars, except per share amounts)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
REVENUES
Oil and gas sales		$391,924	$366,869	$1,048,745	$1,064,513
Royalties, net of incentives		(67,528)	(73,095)	(207,999)	(205,651)
		324,396	293,774	840,746	858,862
Unrealized gain (loss) on commodity risk management	13	(45,374)	58,109	31,149	62,924
		279,022	351,883	871,895	921,786
EXPENSES
Operating		132,051	99,514	337,330	282,340
Transportation		5,720	8,124	18,345	20,072
General and administrative		19,399	16,878	59,220	57,000
Depletion, depreciation and amortization	3	161,986	112,770	402,237	320,339
Impairment of assets	3,4	–	–	78,304	–
		319,156	237,286	895,436	679,751

OPERATING INCOME (LOSS)		(40,134)	114,597	(23,541)	242,035

Other (income) expense items
Gain on acquisition	2	–	–	(67,832)	–
Gain on disposition of properties		(8,089)	(2,054)	(9,985)	(2,777)
Unrealized foreign exchange (gain) loss	14	(33,056)	76,423	(35,204)	48,288
Realized foreign exchange (gain) loss	14	(33)	766	404	1,048
Interest and financing charges		23,558	19,309	60,693	54,785
Accretion	7	5,719	3,857	14,662	11,569
Other (income) expense		7,240	691	27,591	(433)
INCOME (LOSS) BEFORE TAXES		(35,473)	15,605	(13,870)	129,555
Deferred income tax (reduction) expense	8	(11,730)	16,067	(21,913)	36,054
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(23,743)	$(462)	$8,043	$93,501
NET INCOME (LOSS) PER SHARE	12
Basic		$(0.05)	$–	$0.02	$0.29
Diluted		$(0.05)	$–	$0.02	$0.29

See accompanying notes to the Condensed Consolidated Financial Statements.

30	PENGROWTH Third Quarter 2012 Financial Results

PENGROWTH ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(23,743)	$(462)	$8,043	$93,501
Depletion, depreciation and accretion		167,705	116,627	416,899	331,908
Impairment of assets	3,4	–	–	78,304	–
Deferred income tax (reduction) expense	8	(11,730)	16,067	(21,913)	35,594
Contract liability amortization	7	(412)	(420)	(1,237)	(1,258)
Unrealized foreign exchange (gain) loss	14	(33,056)	76,423	(35,204)	48,288
Unrealized (gain) loss on commodity risk management	13	45,374	(58,109)	(31,149)	(62,924)
Share based compensation	10	3,765	2,427	10,879	9,042
Non-cash gain on acquisition	2	–	–	(67,832)	–
Gain on disposition of properties		(8,089)	(2,054)	(9,985)	(2,777)
Other items		1,322	(145)	2,299	(2,475)
Funds flow from operations		141,136	150,354	349,104	448,899
Interest and financing charges		23,558	19,309	60,693	54,785
Expenditures on remediation	7	(7,835)	(5,376)	(18,393)	(17,349)
Changes in non-cash operating working capital	11	(13,228)	15,126	(44,990)	2,213
		143,631	179,413	346,414	488,548
FINANCING
Dividends paid		(75,393)	(69,086)	(228,062)	(206,086)
Bank indebtedness (repayment)	6	33,081	(1,553)	(183,552)	11,936
Long term debt	6	22,000	54,000	496,000	170,000
Redemption and maturity of convertible debentures	5	(59,523)	–	(110,038)	–
Interest paid		(32,193)	(24,579)	(70,341)	(61,024)
Proceeds from equity issues		41,015	15,423	109,950	39,969
		(71,013)	(25,795)	13,957	(45,205)
INVESTING
Capital expenditures		(110,669)	(163,569)	(373,519)	(466,480)
Property acquisitions		(5,493)	(5,488)	(47,936)	(8,628)
Proceeds on property dispositions		15,246	1,671	17,513	7,389
Purchase of injectants		(1,396)	(2,175)	(3,093)	(3,514)
Contributions to remediation trust funds		(283)	(896)	(3,227)	(4,139)
Change in non-cash investing working capital	11	29,977	16,839	13,169	29,180
		(72,618)	(153,618)	(397,093)	(446,192)
CHANGE IN CASH AND CASH EQUIVALENTS		–	–	(36,722)	(2,849)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		–	–	36,722	2,849
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$–	$–	$–	$–

See accompanying notes to the Condensed Consolidated Financial Statements.

PENGROWTH Third Quarter 2012 Financial Results	31

PENGROWTH ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
SHAREHOLDERS’ CAPITAL	9
Balance, beginning of period		$4,567,291	$3,199,205	$3,525,222	$3,171,719
Share based compensation		264	1,993	7,964	7,230
Issued under Dividend Reinvestment Plan		14,911	14,720	49,246	37,077
Issued for cash under Premium Dividend Plan™		26,043	–	60,444	–
Issued on business combination	2	–	–	965,921	–
Share issue costs, net of tax		–	–	(288)	(108)
Balance, end of period		4,608,509	3,215,918	4,608,509	3,215,918

CONTRIBUTED SURPLUS
Balance, beginning of period		17,804	14,664	17,697	10,626
Share based compensation	10	3,889	2,586	11,312	9,527
Exercise of share based compensation awards		(203)	(1,290)	(7,519)	(4,193)
Balance, end of period		21,490	15,960	21,490	15,960

DEFICIT
Balance, beginning of period		(326,363)	(43,498)	(195,666)	–
Net income (loss)		(23,743)	(462)	8,043	93,501
Dividends declared		(60,646)	(69,198)	(223,129)	(206,659)
Balance, end of period		(410,752)	(113,158)	(410,752)	(113,158)

TOTAL SHAREHOLDERS’ EQUITY		$4,219,247	$3,118,720	$4,219,247	$3,118,720

See accompanying notes to the Condensed Consolidated Financial Statements.

32	PENGROWTH Third Quarter 2012 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE PERIOD ENDED SEPTEMBER 30, 2012 (Unaudited)

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION

Pengrowth Energy Corporation (“Pengrowth” or “the Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Condensed Consolidated Financial Statements include the accounts of the Corporation, and all of its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

These Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). The disclosures provided below are incremental to those included with the annual Financial Statements. These Condensed Consolidated Financial Statements should be read in conjunction with the audited Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2011.

The Condensed Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on October 31, 2012.

2.	BUSINESS COMBINATION

Pengrowth and NAL Energy Corporation (“NAL”) completed a business combination on May 31, 2012 (the “Combination”) where Pengrowth acquired all of the outstanding common shares of NAL in exchange for 0.86 of a Pengrowth share per NAL share. The Combination resulted in the issuance of 131.2 million common shares of Pengrowth to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. Pengrowth’s share price on the date that the transaction was announced on March 22, 2012, was $9.95 per share. The share price on the closing date, which is the price Pengrowth is required to use to value the shares issued in the Combination, was $7.36 per share.

NAL was a publicly traded petroleum and natural gas company with operations in Alberta, British Columbia, Saskatchewan and Ontario. Pengrowth acquired NAL to enable growth opportunities that result from a larger, stronger and more diverse company through enhanced exposure to light oil plays.

The transaction was accounted for by the acquisition method based on fair values as follows:

Acquired net assets:
Property, plant and equipment	$1,748,032
Derivative instruments	16,209
Inventory	2,487
Convertible debentures	(348,975)
Bank debt	(219,061)
Working capital deficiency	(52,642)
Asset retirement obligations	(46,981)
Deferred tax liability	(65,516)
Gain on acquisition	(67,832)
$965,721

PENGROWTH Third Quarter 2012 Financial Results	33

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The deferred tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 25 percent to the difference between the book and tax basis of the net assets acquired. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 2 percent and a discount rate of 8 percent were used. As at September 30, 2012, capital items and certain tax balances have not been finalized and are subject to change.

The gain on acquisition amounted to $67.8 million and is recorded as a separate line item on the Condensed Consolidated Statements of Income (Loss). The gain is a result of the decline in Pengrowth’s share price from the date the transaction was announced to the closing date. This gain has no basis for tax purposes. The fair value of receivables included in the working capital deficiency was $44.2 million.

The Condensed Consolidated Financial Statements include the results of operations and cash flows from NAL subsequent to the closing date of May 31, 2012. Proforma Revenues net of royalties and Net Income for the combined entity for the period January 1, 2012 to September 30, 2012 would have been approximately $1.0 billion and $8.3 million, respectively.

Revenue net of royalties contributed by NAL since the acquisition for the period June 1, 2012 to September 30, 2012 was $111.7 million. Net Income (Loss) contributed by NAL in this period is not determinable, as the results of NAL’s operations were combined effective June 1, 2012. Transaction costs relating to the business combination in the amount of $20.1 million were incurred by Pengrowth to September 30, 2012, and are included in the other expense (income) line in the Condensed Consolidated Statements of Income (Loss).

For the period from closing on May 31, 2012 to August 31, 2012, certain administrative functions affecting the acquired NAL properties were transferred from the former administrating manager company (the “Manager”) to Pengrowth. In this transition period, Pengrowth paid its portion of the Manager’s general and administrative costs, as determined by NAL’s share of production under management.

3.	PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost	Oil and natural gas assets	Other equipment	Total
Balance, January 1, 2011	$4,138,502	$64,686	$4,203,188
Expenditures on property, plant and equipment	534,297	5,152	539,449
Property acquisitions	10,623	–	10,623
Transfers from exploration and evaluation assets	26,313	–	26,313
Change in asset retirement obligations	215,360	–	215,360
Divestitures	(7,340)	–	(7,340)
Balance, December 31, 2011	$4,917,755	$69,838	$4,987,593
Expenditures on property, plant and equipment	338,922	2,867	341,789
Acquisitions through business combinations	1,748,032	–	1,748,032
Property acquisitions	48,167	–	48,167
Change in asset retirement obligations	208,670	–	208,670
Divestitures	(12,934)	–	(12,934)
Balance, September 30, 2012	$7,248,612	$72,705	$7,321,317

34	PENGROWTH Third Quarter 2012 Financial Results

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, January 1, 2011	$423,661	$41,511	$465,172
Depletion and amortization for the period	430,053	7,870	437,923
Impairment loss	11,121	–	11,121
Divestitures	(1,057)	–	(1,057)
Balance, December 31, 2011	$863,778	$49,381	$913,159
Depletion and amortization for the period	396,950	5,287	402,237
Impairment loss	29,976	–	29,976
Divestitures	(2,621)	–	(2,621)
Balance, September 30, 2012	$1,288,083	$54,668	$1,342,751

Carrying Amount	Oil and natural gas assets	Other equipment	Total
December 31, 2011	$4,053,977	$20,457	$4,074,434
September 30, 2012	$5,960,529	$18,037	$5,978,566

During the nine months ended September 30, 2012, approximately $7.9 million (September 30, 2011 – $12.8 million) of directly attributable general and administrative costs were capitalized to property plant and equipment.

Impairment Testing

IFRS requires an impairment test to assess the recoverable value of the Property, Plant and Equipment (“PP&E”) within each Cash Generating Unit (“CGU”) whenever there is an indication of impairment. At June 30, 2012, a significant decline in the forward price estimates for natural gas resulted in the requirement to perform an impairment test on certain gas weighted CGUs. The recoverable amounts of the related CGUs were based on the higher of value in use or fair value less costs to sell.

The carrying value of the producing Groundbirch CGU exceeded the fair value less costs to sell, and an impairment of $30.0 million on PP&E assets was recognized at June 30, 2012. The impairment may be reversed if the fair value of the producing Groundbirch CGU increases in future periods.

Subsequent to June 30, 2012 there have been no indications of impairment requiring Pengrowth to perform an impairment test.

4.	EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost
Balance, January 1, 2011	$511,569
Additions	78,495
Transfers to property, plant and equipment	(26,313)
Balance, December 31, 2011	$563,751
Additions	35,131
Impairment loss	(48,328)
Balance, September 30, 2012	$550,554

Production revenue and costs related to the Lindbergh pilot project are capitalized to exploration and evaluation assets until such time as the project is considered to be technically feasible and commercially viable. During the nine months ended September 30, 2012, $1.3 million (September 30, 2011 – nil) of revenue, net of production costs, was capitalized as exploration and evaluation assets.

During the nine months ended September 30, 2012 approximately $1.2 million (September 30, 2011 – $1.0 million) of directly attributable general and administrative costs related to exploration and evaluation activities were capitalized.

PENGROWTH Third Quarter 2012 Financial Results	35

Impairment of E&E Assets

During the second quarter of 2012, it was determined that there will be no future drilling in the Horn River area due to low natural gas prices and a lack of infrastructure. Accordingly, there will be no additional capital spent to hold Pengrowth’s existing leases in the area, the majority of which will then expire. As a result, the carrying value of the Horn River assets was written down to nil, resulting in an impairment of $48.3 million on E&E assets at June 30, 2012.

Subsequent to June 30, 2012 there have been no indications of impairment requiring Pengrowth to perform an impairment test.

5.	CONVERTIBLE DEBENTURES

In connection with the business combination with NAL, Pengrowth assumed $349 million of subordinated convertible debentures, which were issued in three different series. These debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.

Pengrowth was required to make offers to purchase all of the outstanding NAL 6.75 percent Debentures and NAL 6.25 percent Series A Debentures at a price equal to 101 percent of the respective principal amounts plus accrued and unpaid interest, and all of the outstanding NAL 6.25 percent Series B Debentures at a price equal to 100 percent of the principal amount thereof plus accrued and unpaid interest. As a result, on June 22, 2012, Pengrowth purchased $50.5 million of debenture principal for $52.1 million, which included accrued interest of $0.9 million and a premium of $0.7 million.

The convertible debentures are classified as long term debt on the Condensed Consolidated Balance Sheets and the debt premium accretes over time to the principal amount owing on maturity. No value has been ascribed to equity (through the conversion feature), as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

On August 31, 2012, $59.5 million of debentures matured and were redeemed and settled in cash, leaving two series outstanding at September 30, 2012. The following table summarizes each series as well as the activity associated with the convertible debentures from the date of acquisition to September 30, 2012:

Series Maturity Date Conversion Price (per Pengrowth Share)	6.75% Aug 31, 2012 $12.04	Series A-6.25% Dec 31, 2014 $14.19	Series B-6.25% Mar 31, 2017 $8.51	Total
Balance, June 1, 2012	$80,565	$117,645	$150,765	$348,975
Redeemed	(20,221)	(17,137)	(13,157)	(50,515)
Premium Released upon redemption	(208)	(394)	(67)	(669)
Premium accretion	(613)	(301)	(49)	(963)
Matured	(59,523)	–	–	(59,523)
Balance, September 30, 2012	$–	$99,813	$137,492	$237,305

36	PENGROWTH Third Quarter 2012 Financial Results

6.	LONG TERM DEBT AND BANK INDEBTEDNESS

	As at
	September 30, 2012	December 31, 2011
U.S. dollar denominated senior unsecured notes:
50 million at 5.47 percent due April 2013	$49,140	$50,799
71.5 million at 4.67 percent due May 2015	70,074	72,423
400 million at 6.35 percent due July 2017	392,096	405,429
265 million at 6.98 percent due August 2018	259,616	268,452
115.5 million at 5.98 percent due May 2020	113,016	116,865
	883,942	913,968
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	79,129	78,718
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	496,000	–
Total long term debt	$1,474,071	$1,007,686

Current	$49,140	$–
Long term	1,424,931	1,007,686
	$1,474,071	$1,007,686

Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The facility matures on November 29, 2015 and can be renewed at Pengrowth’s discretion any time prior to its maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity.

This facility carries floating interest rates that are expected to range between 2.0 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At September 30, 2012, the available facility was reduced by drawings of $496 million (December 31, 2011 – nil) and letters of credit in the amount of approximately $23.4 million (December 31, 2011 – $24 million) were outstanding.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At September 30, 2012, this facility was drawn by $32 million (December 31, 2011 – nil) and reduced by approximately $1 million of outstanding letters of credit (December 31, 2011 – $1.5 million). Together with the amount of outstanding cheques, this facility appears on the Condensed Consolidated Balance Sheets as part of bank indebtedness of $37.2 million.

PENGROWTH Third Quarter 2012 Financial Results	37

7.	PROVISIONS

Provisions are composed of Asset Retirement Obligations (“ARO”) and contract liabilities. The following provides a continuity of the ARO and contract liabilities for the following periods:

	Asset retirement obligations	Contract Liabilities	Total
Balance, January 1, 2011	$447,068	$7,952	$455,020
Provisions made during the period	7,789	–	7,789
Provisions on dispositions	(1,151)	–	(1,151)
Provisions settled	(21,939)	–	(21,939)
Revisions due to discount rate changes	206,554	–	206,554
Other revisions	6,932	–	6,932
Accretion (amortization)	15,618	(1,676)	13,942
Balance, December 31, 2011	$660,871	$6,276	$667,147
Assumed in business combination	46,981	–	46,981
Provisions made during the period	4,224	–	4,224
Provisions on acquisitions	28,095	–	28,095
Provisions on dispositions	(3,609)	–	(3,609)
Other revisions (1)	177,282	–	177,282
Provisions settled	(18,393)	–	(18,393)
Accretion (amortization)	14,662	(1,237)	13,425
Balance, September 30, 2012	$910,113	$5,039	$915,152

(1)	Relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balance assumed from NAL. The offset is recorded in property plant and equipment.

As at September 30, 2012
Current	$23,275	$1,551	$24,826
Long term	886,838	3,488	890,326
	$910,113	$5,039	$915,152
As at December 31, 2011
Current	$18,500	$1,649	$20,149
Long term	642,371	4,627	646,998
	$660,871	$6,276	$667,147

The following assumptions were used to estimate the ARO liability:

	As at
	September 30, 2012	December 31, 2011
Total escalated future costs ($ millions)	$2,528	$1,845
Discount rate, per annum	2.5%	2.5%
Inflation rate, per annum	1.5%	1.5%

38	PENGROWTH Third Quarter 2012 Financial Results

8.	DEFERRED INCOME TAXES

A reconciliation of the deferred income tax (reduction) expense calculated based on the Income (Loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Nine months ended
	September 30, 2012	September 30, 2011
Income (loss) before taxes	$(13,870)	$129,555
Combined federal and provincial tax rate	25.32%	26.86%
Expected income tax (reduction) expense	(3,512)	34,798
Foreign exchange (gain) loss (1)	(3,788)	6,944
Effect of change in corporate tax rate	(1,712)	(7,586)
Gain on acquisition (2)	(17,175)	–
Other including stock based compensation	4,274	1,898
Deferred income tax (reduction) expense	$(21,913)	$36,054

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses.
(2)	Reflects the gain on acquisition relating to the business combination with NAL.

The deferred tax liability increased by $65.5 million as a result of the NAL Combination.

9.	SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Nine months ended September 30, 2012		Year ended December 31, 2011
Common Shares	Number of Common Shares	Amount	Number of Common Shares	Amount
Balance, beginning of period	360,282,162	$3,525,222	326,024,040	$3,171,719
Share based compensation (cash exercised)	69,604	436	542,083	3,540
Share based compensation (non-cash exercised)	895,357	7,528	368,994	4,546
Issued for cash under Dividend Reinvestment Plan (DRIP)	6,267,898	49,246	5,037,045	54,698
Issued for cash under Premium Dividend Plan™	8,389,622	60,444	–	–
Issued on NAL Business Combination	131,239,234	965,921	–	–
Issued for cash on equity issue	–	–	28,310,000	300,086
Share issue costs, net of tax	–	(288)	–	(9,367)
Balance, end of period	507,143,877	$4,608,509	360,282,162	$3,525,222

10.	SHARE BASED COMPENSATION PLANS

A rolling maximum of 4.5 percent of the issued and outstanding common shares in aggregate may be reserved for issuance under the share based compensation plans as approved by shareholders. As at September 30, 2012, the number of shares issuable under the share based compensation plans in aggregate is 1.7 percent, which is within the limit.

PENGROWTH Third Quarter 2012 Financial Results	39

Share based compensation expense is composed of the following:

	Nine months ended
	September 30, 2012	September 30, 2011
Long Term Incentive Plan	$9,615	$5,749
Previous Long Term Incentive Plan (1)
Deferred Entitlement Share Unit Plan	1,697	3,543
Common Share Rights Incentive Plan	–	235
Total Share based compensation	11,312	9,527
Less: Amounts capitalized in the period	(433)	(485)
Share based compensation expense included in net income (loss)	$10,879	$9,042

(1)	These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

Long Term Incentive Plan (“LTIP”)

The following provides a continuity of the LTIP:

	Nine months ended September 30, 2012
	PSUs		RSUs		DSUs
	Number of share units	Weighted average price	Number of share units	Weighted average price	Number of share units	Weighted average price
Outstanding, beginning of period	573,274	$12.42	686,134	$12.45	50,159	$12.64
Granted	999,749	9.37	1,312,238	9.46	75,997	9.47
Forfeited	(111,251)	11.28	(121,614)	11.01	–	–
Exercised	(174)	12.64	(292,322)	11.84	–	–
Deemed DRIP (1)	76,655	11.20	84,637	11.05	6,791	11.25
Outstanding, end of period	1,538,253	$10.46	1,669,073	$10.24	132,947	$10.76

(1)	Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

	Year ended December 31, 2011
	PSUs		RSUs		DSUs
	Number of share units	Weighted average price	Number of share units	Weighted average price	Number of share units	Weighted average price
Outstanding, beginning of year	–	$–	–	$–	–	$–
Granted	637,000	12.44	882,267	12.49	47,468	12.64
Forfeited	(94,249)	12.57	(117,527)	12.58	–	–
Exercised	–	–	(119,487)	12.64	–	–
Deemed DRIP (1)	30,523	12.56	40,881	12.58	2,691	12.64
Outstanding, end of year	573,274	$12.42	686,134	$12.45	50,159	$12.64

(1)	Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

40	PENGROWTH Third Quarter 2012 Financial Results

PREVIOUS LONG TERM INCENTIVE PLAN

(a)	Deferred Entitlement Share Units (“DESU”) Plan

The following provides a continuity of the DESUs:

	Nine months ended September 30, 2012		Year ended December 31, 2011
DESUs (1)	Number of DESUs	Weighted average price	Number of DESUs	Weighted average price
Outstanding, beginning of period	2,024,142	$9.78	2,948,588	$10.95
Forfeited	(97,611)	10.67	(363,889)	9.34
Exercised	(602,367)	8.22	(249,504)	11.14
Vested, no shares issued (2)	(392,448)	6.63	(472,308)	16.81
Deemed DRIP (3)	84,518	11.23	161,255	9.99
Outstanding, end of period	1,016,234	$11.96	2,024,142	$9.78
Composed of:
Performance related DESUs	494,647	$11.22	1,307,474	$8.44
Non-Performance related DESUs	521,587	12.67	716,668	12.21
Outstanding, end of period	1,016,234	$11.96	2,024,142	$9.78

(1)	These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

(2)	2009 DEU grant vested in March 2012 with a performance multiplier of fifty percent.

(3)	Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

(b)	Common Share Rights Incentive Plan

The following provides a continuity of the Common Share Options and Rights:

	Nine months ended September 30, 2012		Year ended December 31, 2011
Share Unit Options and Rights (1)	Number outstanding	Weighted average price	Number outstanding	Weighted average price
Outstanding, beginning of period	2,217,274	$12.96	3,583,766	$12.70
Expired	(470,851)	17.79	(319,174)	19.40
Forfeited	(127,079)	16.29	(505,235)	14.27
Exercised	(69,604)	6.26	(542,083)	6.53
Outstanding, end of period	1,549,740	$11.53	2,217,274	$12.96
Composed of:
Share Unit Options	858,281	$7.05	932,994	$6.98
Share Unit Rights	691,459	17.09	1,284,280	17.30
Outstanding, end of period	1,549,740	$11.53	2,217,274	$12.96

(1)

These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans. The final tranche of Share Unit Options and Rights will expire in 2015.

11.	OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Accounts receivable	$(2,993)	$4,145	$20,223	$9,810
Accounts payable	(10,235)	10,981	(65,213)	(7,597)
	$(13,228)	$15,126	$(44,990)	$2,213

PENGROWTH Third Quarter 2012 Financial Results	41

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
Cash provided by:	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Accounts receivable	$–	$–	$3,183	$–
Accounts payable, including capital accruals	29,977	16,839	9,986	29,180
	$29,977	$16,839	$13,169	$29,180

12.	AMOUNTS PER SHARE

The following reconciles the weighted average number of shares used in the basic and diluted Net Income (Loss) per share calculations:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Weighted average number of shares – basic	504,276,658	329,261,636	426,169,726	327,806,660
Dilutive effect of share based compensation plans	–	–	1,886,049	2,468,015
Weighted average number of shares – diluted	504,276,658	329,261,636	428,055,775	330,274,675

For the three and nine months ended September 30, 2012, 2.3 million and 0.9 million shares (3.9 million and 1.6 million shares for the three and nine months ended September 30, 2011) that are issuable on exercise of the share based compensation plans were excluded from the diluted Net Income (Loss) per share calculations as their effect is anti-dilutive.

Further, and for the three and nine months ended September 30, 2012, 26.3 million and 12.3 million shares (nil – for the three and nine months ended September 30, 2011) that are issuable on potential conversion of the convertible debentures were excluded from the diluted Net Income (Loss) per share calculations as their effect is anti-dilutive.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Commodity Price Contracts

As at September 30, 2012, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl	Settlement Currency
Financial:
WTI	17,000	Oct 1, 2012 - Dec 31, 2012	$ 93.23	Cdn
WTI	7,000	Oct 1, 2012 - Dec 31, 2012	$ 97.36	US
WTI	11,000	Jan 1, 2013 - Dec 31, 2013	$ 95.28	Cdn
WTI	500	Jan 1, 2013 - Dec 31, 2013	$ 100.95	US
WTI	2,500	Jan 1, 2014 - Dec 31, 2014	$ 92.74	Cdn

42	PENGROWTH Third Quarter 2012 Financial Results

Collars			Price per bbl
Reference Point	Volume (bbl/d)	Remaining Term	Bought Puts	Sold Calls	Settlement Currency
Financial:
WTI	700	Oct 1, 2012 - Dec 31, 2012	$101.43	$117.66	US

Options
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl	Premium (Payable) Received	Settlement Currency
Financial:
WTI bought puts	4,000	Jan 1, 2013 - Dec 31, 2013	$91.13	$ (9.34)	Cdn
WTI sold calls	2,500	Jan 1, 2013 - Dec 31, 2013	$110.00	$ 10.46	US

Extendible Call Options
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl		Settlement Currency
Financial:
WTI	1,500	Jan 1, 2013 - Dec 31, 2013	$102.30		US

With respect to extendible call options, the counterparty has the option but not the obligation to buy crude oil from Pengrowth at a pre-determined price and term. The option is exercisable on expiration, December 31, 2012.

Natural Gas:
Swaps
Reference Point	Volume (MMbtu/d)	Remaining Term	Price per MMbtu	Settlement Currency
Financial:
AECO	1,896	Oct 1, 2012 - Oct 31, 2012	$4.36	Cdn
AECO	37,913	Oct 1, 2012 - Dec 31, 2012	$3.55	Cdn
AECO	113,264	Jan 1, 2013 - Dec 31, 2013	$3.25	Cdn
AECO	2,370	Apr 1, 2013 - Oct 31, 2013	$3.11	Cdn
NGI Chicago Index	12,500	Jan 1, 2013 - Dec 31, 2013	$3.83	Cdn
AECO	18,956	Jan 1, 2014 - Dec 31, 2014	$3.72	Cdn

Collars			Price per MMbtu
Reference Point	Volume (MMbtu/d)	Remaining Term	Bought Puts	Sold Calls	Settlement Currency
Financial:
AECO	1,896	Oct 1, 2012 - Dec 31, 2012	$2.64	$3.22	Cdn
AECO	1,896	Jan 1, 2013 - Dec 31, 2013	$2.64	$3.22	Cdn

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.3 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at September 30, 2012 (September 30, 2011 – $5.1 million). Similarly, each Cdn $0.25 per MMbtu change in future natural gas prices would result in approximately Cdn $14.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (September 30, 2011 – $2.6 million).

As at close September 30, 2012, the AECO gas spot price was $2.16 per MMbtu (September 30, 2011 – $3.51 per MMbtu), the WTI prompt monthly price was U.S. $92.19 per barrel (September 30, 2011 – U.S. $79.20 per barrel).

PENGROWTH Third Quarter 2012 Financial Results	43

Power Price Contracts

As at September 30, 2012, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (MW)	Remaining Term	Price per MWh	Settlement Currency
Financial:
AESO	15	Oct 1, 2012 - Dec 31, 2012	$72.83	Cdn
AESO	5	Jan 1, 2013 - Dec 31, 2013	$74.50	Cdn
AESO	5	Jan 1, 2014 - Dec 31, 2014	$46.85	Cdn

As at close September 30, 2012, the Alberta power pool spot price was $18.24/MWh (September 30, 2011 – $26.15/MWh). The average Alberta power pool price was $78.09/MWh for the three months ended September 30, 2012 (September 30, 2011 – $94.69/MWh).

Power Price Sensitivity

Each Cdn $1 per MWh change in future power prices would result in approximately Cdn $0.1 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at September 30, 2012 (September 30, 2011 – Cdn $0.1 million).

Foreign Exchange Contracts

U.K. Pound Sterling Denominated Term Debt

Pengrowth has a foreign exchange risk management contract in conjunction with issuing U.K. Pound Sterling 50 million ten year notes in 2005. The transaction fixed the Canadian Dollar to the U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian Dollar and settles upon the term debts maturity on December 1, 2015.

U.S. Denominated Term Debt

A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. Dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Swaps-Buy U.S. dollars
Contract Type	Settlement Date	Amount (U.S. $ 000’s)	Fixed Rate ($1 Cdn= $ U.S.)
Swap	April 2013	50,000	1.01
Swap	May 2015	50,000	0.98
Swap	July 2017	110,000	0.96
Swap	August 2018	25,000	0.96
Swap	May 2020	15,000	0.95
		250,000

Other Foreign Exchange Contracts

The following foreign exchange risk management contracts were outstanding at September 30, 2012. Unless stated otherwise all transactions reference the Canadian/U.S. foreign exchange rates and settle against the Bank of Canada monthly average noon rate. Each transaction requires Pengrowth to sell the notional U.S. dollars per the terms of each contract.

Swaps-Sell U.S. dollars
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Fixed Rate ($1 Cdn= $ U.S.)
Swap	Oct 1, 2012 - Dec 31, 2012	3,500	0.99

A swap transaction allows Pengrowth to pay a fixed foreign exchange rate while receiving a floating rate.

44	PENGROWTH Third Quarter 2012 Financial Results

Options
Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Option Payout Range ($1 Cdn= $ U.S.)	Daily Premium (Cdn $ 000’s)
Option	Oct 1, 2012 - Dec 31, 2012	2,000	0.97 - 1.08	2.0
Option	Jan 1, 2013 - Dec 31, 2013	1,000	0.87 - 1.08	2.0

For each business day that the Bank of Canada noon rate settles outside of the option payout range, Pengrowth foregoes the premium for that day. When the Bank of Canada monthly average noon rate falls below the lower payout range, Pengrowth is obligated to sell the notional monthly amount at the lower rate.

Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Option Fixing Range ($1 Cdn = $ U.S.)
Option	Oct 1, 2012 - Dec 31, 2012	1,000	0.96 - 1.03

When the Bank of Canada monthly average noon rate falls outside of the option fixing range, Pengrowth sells the notional monthly amount at the upper boundary for that month. If the Bank of Canada monthly average noon rate falls within the option fixing range no obligation exists.

Contract Type	Remaining Term	Notional Monthly Amount (U.S. $ 000’s)	Fade In Price ($1 Cdn = $ U.S.)	Average Strike Price ($1 Cdn = $ U.S.)	Participation Price ($1 Cdn = $ U.S.)
Option	Oct 1, 2012 - Dec 31, 2012	6,000	1.09	1.00	0.96
Option	Jan 1, 2013 - Sept 30, 2013	1,000	1.11	0.93	0.87

If the Bank of Canada monthly average noon rate is below the participation price, or between the strike and fade in price, Pengrowth sells the notional amount at the strike price for that month. Alternatively, if the Bank of Canada monthly average noon rate rises above the fade in price, or between the strike and participating price, no transaction exists for that month.

Foreign Exchange Rate Sensitivity

Foreign Exchange Derivatives on U.S. dollar Contracts

As at September 30, 2012, if U.S. dollar foreign exchange rates had strengthened by $0.01, with all other variables held constant, Net Income for the nine months ended September 30, 2012 would have been $0.6 million higher, due to changes in the fair value of the derivative contracts. An equal and opposite effect would have occurred to Net Income had foreign exchange rates weakened by $0.01.

Foreign Exchange on Foreign Denominated Term Debt

The following summarizes the sensitivity of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at September 30, 2012	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management loss or gain	$2,500	$591

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at September 30, 2011	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management loss or gain	$–	$599

PENGROWTH Third Quarter 2012 Financial Results	45

Interest Rate Contracts

The following interest rate swap contracts were outstanding at September 30, 2012. These contracts reduce exposure to rising interest rates by fixing the interest rate on floating rate debt. Under the contracts, Pengrowth pays the fixed interest rate, and receives the floating interest rate on the notional amounts. The floating interest rate received is the three-month Bankers Acceptance CDOR (“Canadian Depository Offered Rate”).

Remaining Term	Notional Monthly Amount (Cdn $ millions)	Fixed Interest Rate (%)
Oct 2012 - Jan 2013	22	1.39
Oct 2012 - Mar 2013	28	1.86
Oct 2012 - Jan 2014	22	1.51
Oct 2012 - Mar 2014	28	1.96

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility, as well as the interest rate derivative contracts, as the interest is based on floating interest rates.

Interest Rate Sensitivity

Interest Rate Contracts

As at September 30, 2012, if interest rates had been 1 percent lower, with all other variables held constant, Net Income for the nine months ended September 30, 2012 would have been $0.5 million lower, due to the change in fair value of the derivatives contracts. An equal and opposite effect would have occurred to Net Income had interest rates been 1 percent higher.

Bank Interest Cost

As at September 30, 2012, Pengrowth had approximately $1.5 billion of current and non-current long term debt outstanding (December 31, 2011 – $1.0 billion) of which $496 million was based on floating interest rates (December 31, 2011 – nil). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $3.7 million for the nine months ended September 30, 2012 (nine months ended September 30, 2011 – $1.6 million).

Summary of Gains and Losses on Risk Management Contracts

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Condensed Consolidated Statements of Income (Loss):

As at and for the nine month period ended September 30, 2012	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$11,968	$–	$1,625	$13,593
Non-current portion of risk management assets	2,099	168	437	2,704
Current portion of risk management liabilities	(2,873)	(1,159)	(1,352)	(5,384)
Non-current portion of risk management liabilities	(3,648)	(573)	(21,416)	(25,637)
Risk management assets (liabilities), end of period	7,546	(1,564)	(20,706)	(14,724)
Less: Risk management assets (liabilities) assets at Dec 31, 2011	(42,035)	536	(24,097)	(65,596)
	49,581	(2,100)	3,391	50,872
Less: Risk management assets (liabilities) acquired from NAL	18,432	(652)	(1,571)	16,209
Unrealized gain (loss) on risk management contracts for the period	31,149	(1,448)	4,962	34,663
Realized gain (loss) on risk management contracts for the period	4,488	(1,505)	(318)	2,665
Total unrealized and realized gain (loss) on risk management contracts for the period	$35,637	$(2,953)	$4,644	$37,328

46	PENGROWTH Third Quarter 2012 Financial Results

As at and for the nine month period ended September 30, 2011	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$52,031	$1,936	$–	$53,967
Non-current portion of risk management assets	8,808	–	–	8,808
Current portion of risk management liabilities	–	–	(1,046)	(1,046)
Non-current portion of risk management liabilities	–	–	(20,673)	(20,673)
Risk management assets (liabilities), end of period	60,839	1,936	(21,719)	41,056
Less: Risk management assets (liabilities) at beginning of period	(2,085)	870	(25,929)	(27,144)
Unrealized gain on risk management contracts for the period	62,924	1,066	4,210	68,200
Realized gain (loss) on risk management contracts for the period	14,094	4,900	(603)	18,391
Total unrealized and realized gain on risk management contracts for the period	$77,018	$5,966	$3,607	$86,591

(1)	Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)	Unrealized gains and losses are included in other (income) expenses and interest expense. Realized gains and losses are included in operating expenses and interest expense.

(3)	Unrealized and realized gains and losses are included as part of separate captions in expenses.

FAIR VALUE

Fair Value of Derivatives

Derivative contracts are recorded at fair value on the Condensed Consolidated Balance Sheets as current or long-term assets or liabilities, based on their values on a contract-by-contract basis. The derivative contracts fair values are all considered level two under the fair value hierarchy.

14.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Currency exchange rate ($1 Cdn = $ U.S.) at period end	$1.02	$0.95	$1.02	$0.95
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	$(31,829)	$75,496	$(30,609)	$48,347
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	(357)	4,325	367	4,150
	$(32,186)	$79,821	$(30,242)	$52,497
Unrealized (gain) on foreign exchange risk management contracts	(870)	(3,398)	(4,962)	(4,209)
Unrealized foreign exchange (gain) loss	$(33,056)	$76,423	$(35,204)	$48,288
Realized foreign exchange (gain) loss	$(33)	$766	$404	$1,048

PENGROWTH Third Quarter 2012 Financial Results	47

15.	SUBSEQUENT EVENTS

Private Placement

On October 18, 2012, Pengrowth completed a private placement of senior unsecured notes amounting to an equivalent of U.S. $385 million. The offering was completed in the U.S. and the U.K. and was issued in five tranches with interest rates ranging from 3.45 percent to 4.74 percent and maturities ranging from seven to 12 years as follows:

– U.S. $35 million of 3.49 percent notes due in 2019

– U.K. Pound Sterling 15 million of 3.45 percent notes due in 2019

– U.S. $105 million of 4.07 percent notes due in 2022

– Cdn $25 million of 4.74 percent notes due in 2022

– U.S. $195 million of 4.17 percent notes due in 2024

Upon closing, Pengrowth entered into a foreign exchange risk management contract which fixed the Canadian Dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling tranche. The equivalent fixed Canadian interest rate Pengrowth will pay under the transaction is 4.59 percent while the foreign exchange rate is set at approximately 0.63 U.K. Pounds Sterling per Canadian Dollar.

The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes. The proceeds from the notes will be used to pay down indebtedness under Pengrowth’s current credit facilities and to increase working capital.

Neither the interest rate nor foreign exchange rate on the above noted U.S. denominated term debt has been fixed.

U.S. Term Debt Foreign Exchange Contracts

Subsequent to September 30, 2012, Pengrowth entered into further swap contracts on its previously existing U.S. denominated term debt to fix the foreign exchange rate of future principle repayments as follows:

– U.S. $40 million at $1.03 Cdn/U.S. to be settled July 26, 2017

– U.S. $20 million at $1.04 Cdn/U.S. to be settled August 21, 2018

Commodity Price Contacts

Subsequent to September 30, 2012, Pengrowth entered into fixed price commodity contracts with third parties as follows:

Crude Oil:
Swaps
Reference Point	Volume (bbl/d)	Term	Price per bbl	Settlement Currency
Financial:
WTI	1,000	Jan 1, 2013 - Dec 31, 2013	$ 92.38	Cdn

Natural Gas:
Swaps
Reference Point	Volume (MMbtu/d)	Term	Price per MMbtu	Settlement Currency
Financial:
AECO	4,739	Jan 1, 2013 - Dec 31, 2013	$3.47	Cdn
AECO	14,217	Jan 1, 2014 - Dec 31, 2014	$3.76	Cdn
NGI Chicago Index	5,000	Jan 1, 2014 - Dec 31, 2014	$4.27	Cdn
AECO	9,478	Jan 1, 2015 - Dec 31, 2015	$3.97	Cdn

48	PENGROWTH Third Quarter 2012 Financial Results